Mail Stop 4561

March 27, 2009

S. Gopalakrishnan
Chief Executive Officer
Infosys Technologies Limited
Electronics City
Hosur Road, Bangalore
Karnataka, India 560 100

>   **Re: Infosys Technologies Limited**
>   **Form 6-K**
>   **Filed January 22, 2009**
>   **File No. 000-25383**

Dear Mr. Gopalakrishnan:

We have completed our review of the above-referenced filing and have no further comments at this time.

Sincerely,

David L. Orlic
Special Counsel